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EMAIL: mraab@olshanlaw.com

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December 29, 2016

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Landauer, Inc. Preliminary Proxy Statement Filed on December 20, 2016 by Gilead Capital LP, Gilead Capital GP LLC, Jeffrey A. Strong, William R. Jellison and Glenn P. Tobin File No. 001-09788

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 27, 2016 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, Gilead Capital LP and the other participants in its solicitation (collectively, “Gilead”), and provide the following responses on Gilead’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Amendment No. 1 to Preliminary Proxy Statement filed with the Commission on the date hereof (the “Proxy Statement”).

Preliminary Proxy Statement

Cover Letter

1.	We note your statement that “you believe significant changes to the composition of the Board of Directors of the Company (the “Board”) are necessary in order to ensure that the Company is being run in a manner consistent with your best interests.” Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your apparent belief that the current directors are not fulfilling their fiduciary duties in running the company. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Gilead acknowledges the Staff’s comment and advises the Staff that it has provided revised disclosure to briefly summarize its beliefs as to why significant change to the composition of the Board is warranted. Please see the Cover Letter to the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

December 29, 2016

Reasons for the Solicitation, page 7

2.	Refer to the first paragraph on page 7. You refer to yourself as a “long-term investor.” It appears that you first acquired shares in the company in March 2016. Please revise your disclosure to describe your view of a long term investment.

Gilead acknowledges the Staff’s comment and has revised the Proxy Statement to refer to itself as “an investor with a long-term investment horizon”. Please see pages 7 and 12 of the Reasons for the Solicitation within the Proxy Statement.

3.	In the same paragraph, you state that the current board members own “just 1.4% of the Company,...” Disclose here the number of shares owned by each of your nominees individually and how your nominees’ individual ownership will address your stated concerns. Be sure to address Mr. Strong’s ownership of shares through Gilead Capital customer accounts, not directly for his economic benefit or detriment.

Gilead acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See pages 7, 11 and 12 of the Proxy Statement.

4.	In the subsequent paragraph, clarify what you mean by stating that your nominees have the “commitment necessary to represent the best interests of all stockholders in the boardroom and to preserve and maximize stockholder value.”

Gilead acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See page 7 of the Proxy Statement.

5.	Refer to page 11 and your disclosure that the board “apparently did not consider stock buybacks when the Company’s stock price was at a deep discount to current levels.” Please provide support for your disclosure. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.

Gilead acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See Page 11 of the Proxy Statement. In addition, Gilead is providing the following supplemental support.

Pursuant to page 21 of the Annual Report on Form 10-K for the fiscal year ended September 30, 2016 filed with the Commission on December 14, 2016, page 24 of the Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the Commission on December 14, 2016 and page 24 of the Annual Report on Form 10-K for the fiscal year ended September 30, 2014 filed with the Commission on February 3, 2015, the Company did not repurchase any Common Stock in the past three fiscal years during periods in which the Common Stock was trading below current levels.

6.	Refer to page 12 and your disclosure that “Mr. Leatherman’s misrepresentation of his accounting credentials, which we believe is a violation of Illinois state law, federal securities law, and Landauer’s codes of ethics.” As stated above, you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your disclosure both regarding Mr. Leatherman’s credentials and whether any misrepresentation is a violation of state law, federal law or the company’s code of ethics. Refer to Rule 14a-9.

December 29, 2016

Gilead acknowledges the Staff’s comment and provides the following supplemental support.

The Company has repeatedly stated in its public filings with the Commission that Mr. Leatherman was a CPA, despite the fact that there is no public record of Mr. Leatherman ever having held a CPA license, Mr. Leatherman has acknowledged that he never was a licensed CPA, and the Company recently removed such designation from his biography in its most recent proxy statement. Gilead conducted a 50-state professional license search, using the online lookup tools provided by the state licensing boards and did not uncover any valid CPA license held by Mr. Leatherman. Nonetheless, in each of the Company’s proxy statements filed from 2010-2016, the Board held out Mr. Leatherman’s CPA credential as a “qualification . . . that contribute[d] to the Board of Directors’ effectiveness as a whole,” in support of his repeated election as a director and his appointment to the Audit Committee and as interim CFO. Gilead notes that the Company had to restate its financial statements for the fiscal years ending 2011 through 2014, during which time Mr. Leatherman served as interim CFO or as a member of the Audit Committee.

By falsely holding himself out as a CPA, Gilead believes Mr. Leatherman violated Illinois state law. Under the Illinois Public Accounting Act, individuals who have not earned a CPA license may not use the terms “Certified Public Accountant,” “CPA,” or similar terms like “Certified Public Accountant certificate” that may be misleading to the public. Specifically, under 225 ILCS 450/9(b), it is prohibited for any person to use a CPA title without a license, and under 225 ILCS 450/1, it is also prohibited for any person to hold oneself out as a CPA.

By knowingly certifying this falsehood in Landauer’s regulatory filings during his time as CEO and interim CFO, Gilead believes Mr. Leatherman repeatedly violated – and caused the Company to violate – Rule 14a-9 under the Securities Exchange Act of 1934, as amended. Under Rule 14a-9, “no nominee…shall cause to be included in a registrant’s proxy materials…any statement which…is false or misleading with respect to any material fact.”

Under Landauer’s Code of Business Conduct and Ethics, it states, “every Landauer employee, officer and director has the responsibility to obey the law and act ethically.” Under Landauer’s Code of Ethics of Financial Executives, it states, “each Covered Officer will … [p]roduce full, fair, accurate, timely, and understandable disclosure in reports and documents that Landauer files with, or submits to, the Securities and Exchange Commission and in other public communications made by Landauer.”

For these reasons, Gilead believes there is sufficient factual foundation for its disclosure both regarding Mr. Leatherman’s misrepresentation that he was a CPA and that such misrepresentation is a violation of state law, federal law, and the Company’s code of ethics.

7.	On a related note, provide us with support for your disclosure that “the Board has only disclosed to us, on a private basis and not publicly to all stockholders, that it had determined Mr. Leatherman’s misrepresentations of his credentials are ‘not material.’”

Gilead acknowledges the Staff’s comment and is providing on a supplemental basis the private letter it received on November 23, 2016, which stated the Board’s determination that it did not view Mr. Leatherman’s misrepresentations of his credentials as material. Gilead notes for the Staff that the Company has not publicly disclosed this determination in any public filing made with the Commission.

December 29, 2016

8.	We also note your disclosure that the company “refused to discuss, publicly or privately, [your] detailed concerns about its governance and decision-making.” Your disclosure under the caption “Background to the Solicitation” appears to suggest otherwise. Please advise or revise.

Gilead acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 11 of the Proxy Statement. Gilead notes that it raised detailed concerns with management regarding the Company’s governance and decision-making on numerous occasions as detailed in the “Background to the Solicitation” section of the Proxy Statement. Yet, the Company was mainly in listening mode and did not respond with any meaningful response or detailed analysis to explain its governance and decision-making processes.

* * * *

In addition, the Staff is invited to contact the undersigned or my colleague Elizabeth Gonzalez-Sussman, Esq. at (212) 451-2206 with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,
/s/ Mitchell Raab
Mitchell Raab